UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

ORGANICELL REGENERATIVE MEDICINE, INC.

(Name of Issuer)

Common Stock, par value $ $0.001 per share

(Title of Class of Securities)

09074L105

(CUSIP Number)

Wendy Grey
Greyt Ventures LLC
20533 Biscayne Boulevard
Suite 648
Aventura FL 33180
(305) 528-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09074L105

1		NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Greyt Ventures, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER	7	SOLE VOTING POWER
OF		31.5%(1) of voting power

SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		200,000,000(2)
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31.5%(1) of voting power

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%(3)

14		TYPE OF REPORTING PERSON (See Instructions) OO

(1) Consists of the voting power held from the ownership of common stock of the Issuer (including common stock issuable upon exercise of warrants) and the 25.5% voting power due to ownership of Series C Non-Convertible Preferred Stock of the Issuer. Based on 1,476,126,390 shares of common stock of the Issuer outstanding as of September14, 2022 and the 51% aggregate voting power held by holders of the Series C Non-Convertible Preferred Stock of the Issuer.

(2) Includes 50,000,000 shares of common stock of the Issuer and 150,000,000 shares common stock of the Issuer issuable upon exercise of warrants.

(3) Based on the ownership of 50,000,000 shares of common stock of the Issuer and 150,000,000 shares common stock of the Issuer issuable upon exercise of warrants and 1,476,126,390 shares of common stock of the Issuer outstanding as of September 14, 2022.

CUSIP No. 09074L105

1		NAME OF REPORTING PERSON. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Wendy Grey

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions) PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER	7	SOLE VOTING POWER
OF		31.5%(1)of voting power

SHARES	8	SHARED VOTING POWER
BENEFICIALLY		0
OWNED
BY	9	SOLE DISPOSITIVE POWER
EACH		200,000,000(2)
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31.5%(1) of voting power

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%(3)

14		TYPE OF REPORTING PERSON (See Instructions) IN

(1) Consists of the voting power held from the ownership of common stock of the Issuer (including common stock issuable upon exercise of warrants) and the 25.5% voting power due to ownership of Series C Non-Convertible Preferred Stock of the Issuer. Based on 1,476,126,390 shares of common stock of the Issuer outstanding as of September14, 2022 and the 51% aggregate voting power held by holders of the Series C Non-Convertible Preferred Stock of the Issuer.

(2) Includes 50,000,000 shares of common stock of the Issuer and 150,000,000 shares common stock of the Issuer issuable upon exercise of warrants.

(3) Based on the ownership of 50,000,000 shares of common stock of the Issuer and warrants to purchase 150,000,000 shares common stock of the Issuer issuable upon exercise of warrants and 1,476,126,390 shares of common stock of the Issuer outstanding as of September14, 2022.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Organicell Regenerative Medicine, Inc., a Nevada corporation (the “Issuer”).

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Wendy Grey and Greyt Ventures, LLC (the “Reporting Persons”).

(b) The Reporting Persons business address is 20533 Biscayne Boulevard, Suite 648, Aventura, Florida 33180.

(c) Wendy Grey is the Managing Member of Greyt Ventures LLC.

(d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Wendy Grey is a citizen of the United States. Greyt Ventures LLC is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons used cash on hand to purchase the Common Stock and Preferred Stock (as defined below) set forth in the Item 5 below.

Item 4. Purpose of the Transaction

Effective as of August 19, 2022, the Issuer entered into a stock purchase agreement (the “SPA”) with Greyt Ventures LLC (“Greyt”), a Delaware limited liability company and which for which Wendy Grey is the managing member. Pursuant to the SPA, Greyt purchased 50,000,000 shares of Common Stock at a price of $0.02 per share and Greyt received 50 shares of Series C Non-Convertible Preferred Stock of the Issuer (the “Series C Preferred Shares”). The Series C Preferred Shares vote together with the Common Stock as a single class on all matters presented to a vote of stockholders of the Issuer, except as required by law, and provide Greyt with 25.5% of the total voting power of the Issuer. The Series C Preferred Shares are not convertible into Common Stock, do not have any dividend rights and have a nominal liquidation preference. The Series C Preferred Shares will be automatically redeemed by the Issuer for nominal consideration at such time: (a) as Greyt no longer beneficially owns more than fifty percent (50%) of: (i) the shares of Common Stock purchased by Greyt pursuant to the SPA; and (ii) Consulting Agreement Warrants (as defined below) and the shares of Common Stock issued or issuable or pursuant to exercise of the Consulting Agreement Warrants; or (b) if Greyt transfers or attempts to transfer ownership of the shares of Series C Preferred Stock to any third party, other than by the laws of descent and distribution.

The SPA also grants Greyt the right, acting jointly with Skycrest Holdings, LLC (another investor of the Issuer), to designate a majority of the nominees to be elected to the Issuer’s board of directors at each annual meeting of the Issuer’s stockholders (the “Designation Right”). The Designation Right expires at such time as the Series C Preferred Shares are no longer outstanding.

The Issuer also entered into a 36-month consulting agreement with Greyt (the “Consulting Agreement”) effective as of August 19, 2022, pursuant to which: (a) Greyt will provide certain advisory services to the Issuer; and (b) Greyt will receive for its services a ten (10) year-warrants to purchase 150,000,000 shares of Common Stock at an exercise price of $0.02 per share (the “Consulting Agreement Warrants”). The Consulting Agreement Warrants are exercisable on a “cashless” basis.

The SPA also provides Greyt with registration rights, pursuant to which the Issuer has agreed to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “SEC”) within 180 days of August 19, 2022 and to use its commercially reasonable efforts to cause such registration statement to be declared effective by the SEC within 60 days thereafter. The registration statement will cover the resale of the securities and “piggy-back” registration rights issued to Greyt pursuant to the SPA.

Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person. While the Reporting Persons hold the Common Stock for investment purposes, the Reporting Persons intend to evaluate on an ongoing basis this investment in the Issuer and options with respect to such investment. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments. From time to time, the Reporting Persons plan to engage in discussions with the Issuer’s Board of Directors and/or members of the Issuer’s management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Issuer and other matters concerning the Issuer. Bob Smoley, an adviser to the Issuer, is the spouse of Wendy Grey, but disclaims beneficial ownership of the securities of the Issuer held by the Reporting Persons except to the extent of his pecuniary interest therein.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

The foregoing descriptions of the SPA, the Consulting Agreement and Consulting Agreement Warrants contained herein do not purport to be complete and are qualified in their entirety by reference to copies of the SPA, the Consulting Agreement and Consulting Agreement Warrants filed as exhibit 99.1, exhibit 99.2 and exhibit 99.3, respectively, to this Current Report on Form 8-K, which are incorporated herein by reference.

Item 5. Interest in Securities of Issuer

(a), (b) For information regarding beneficial ownership, see the information presented on the cover pages of this Schedule 13D. Greyt owns (i) 50,000,000 shares of Common Stock, which represents 3.4% of the outstanding Common stock, or 1.7% of the voting power of the Issuer (assuming that the warrants are not exercised), (ii) 50 shares of Series C Preferred Stock of the Issuer, which represents 25.5% of the voting power of the Issuer (in accordance with the terms of the Series C Preferred Stock), and (iii) warrants to purchase 150,000,000 shares of Common Stock, which represents 9.2% of the outstanding Common Stock. Wendy Grey is the managing member of Greyt and has beneficial ownership over the securities of the Company held by Greyt. Bob Smoley, an adviser to the Issuer, is the spouse of Wendy Grey, but disclaims beneficial ownership of the securities of the Issuer held by the Reporting Persons except to the extent of his pecuniary interest therein.

(c) The information set forth in Item 4 is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

99.1        Stock Purchase Agreement with Greyt Ventures LLC dated as of August 19, 2022 (incorporated herein by reference to exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 23, 2022)

99.2        Consulting Agreement with Greyt Ventures LLC dated as of August 19, 2022 (incorporated herein by reference to exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 23, 2022)

99.3        Warrant issued to Greyt Ventures, LLC dated as of August 19, 2022 (incorporated herein by reference to exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 23, 2022)

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

September 16, 2022
	By:	/s/ Wendy Grey
Name: Wendy Grey

GREYT VENTURES, LLC

	By:	/s/ Wendy Grey
Name: Wendy Grey
Title: Managing Member

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)